Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following communication was issued by Contura Energy, Inc. to its employees on April 30, 2018.

Contura Internal Employee Announcement

From Kevin Crutchfield, Chief Executive Officer

(4.30.18)

Today we have announced some exciting news regarding the future of Contura—we have entered into a merger agreement with Alpha Natural Resources, as detailed in the attached joint news release.

Bringing the Alpha assets into the Contura fold will strengthen our company’s competitive positioning, give us greater flexibility in our blending and sales capabilities, and it will make us the largest metallurgical coal supplier in the nation. This is obviously a noteworthy development for our company, and one that the Management Committee and board unanimously support. Our Management Committee will remain fully intact to lead the new company, and I will continue in my role as CEO and member of the board. The four additional members of Contura’s existing board will also continue their service after the merger. Once the transaction is complete, we will welcome four of Alpha’s board members to our ranks.

Upon hearing news like this, the most common reaction is likely a desire to understand what it means for you personally as a member of the Contura team. I understand that response, and I want to put your mind at ease because I believe this is good news for the Contura workforce. We expect all Contura-affiliated operations to keep running as usual before and after the completion of the transaction. While we will never be able to make guarantees about future employment, we can say confidently that the vast majority of the Contura workforce will be unaffected by this merger. In fact, we believe this will benefit employees as a result of the additional business capabilities and opportunities the deal will bring to bear. In cost estimates alone, we expect to realize between $30 million and $50 million in annual synergies from the combination with Alpha. I believe this transaction is a strong move for Contura—both in terms of our business and our people.

As you’ve heard from me before, I’m constantly impressed by the team we’ve assembled here, and I’m grateful to you for your role in all we’ve accomplished together over the past twenty-one months since Contura’s launch. As expected, you’ve proven to be diligent stewards of the assets we hold by operating safely, responsibly and efficiently. We’ve also been aggressive, taking several financially sound actions that ultimately have paved the way for a transaction of this magnitude to occur. By refinancing some of our debt, divesting the Powder River Basin mines, and being diligent in strengthening our cash flows, we’ve created a scenario in which we are not only capable of bringing on additional production assets, but we expect to thrive in today’s competitive markets by scaling up with the right additional tonnage capacity.

Alpha, too, has taken significant steps since their emergence from bankruptcy to reduce their liabilities, divest costlier properties and become a leaner company, which have all contributed to the viability of this merger. This would have never been possible even a year or six months ago. But today, it makes a lot of sense and will enhance our business both in the short- and long-term.

Closing is expected some time in the third quarter of this year. The deal will be an all-stock transaction, meaning the shareholders of the existing companies at the closing of the transaction will receive shares of the post-merger company according to defined percentages

Contura Internal Employee Announcement

From Kevin Crutchfield, Chief Executive Officer

(4.30.18)

laid out in the merger agreement. In aggregate, Contura shareholders will own approximately 53.5% of the post-merger company, and Alpha shareholders will own approximately 46.5% of the post-merger Contura Energy.

Concurrent with our efforts to close the merger, Contura will file a registration statement on Form S-4 with the Securities and Exchange Commission and complete work to list shares of the post-merger company’s common stock on the New York Stock Exchange. We expect that process to conclude alongside the completion of the merger, and once complete, will make Contura Energy a public company.

There’s obviously a lot of work to be done between now and then, and it’s important to remember that until the transaction is complete, Contura and Alpha will continue operating as separate companies. The agreement we’ve announced today outlines the terms of the deal and our next steps, but as is the case with all business combinations, it is contingent upon a number of conditions that must be fulfilled before closing.

As we continue progressing along this path, we’ll share more information as it becomes available. In the meantime, keep up the good work you do each and every day—the collective strength of our organization lies in the individuals who make up the Contura team, and I am excited about the bright future ahead for our company.

Kevin

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (f) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.